

Mail Stop 3030

April 29, 2009

VIA U.S. MAIL AND FAX 310-943-1630

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

      Re: Motorcar Parts of America, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2008
              Supplemental Response Filed March 27, 2009
              File 001-33861

Dear Mr. Lee:

We have reviewed your response letter dated March 27, 2009 and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15, Exhibits, Financial Statement Schedules, page 61

1.   We note your response to our prior comments 3 and 4. Please tell us when you anticipate filing the agreements as exhibits.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637 if you have any questions.

Sincerely,

Jay Mumford
Senior Counsel